UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIBERTY GLOBAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4 1/2% Convertible Senior Notes Due 2016

(Title of Class of Securities)

530555 AB7

(CUSIP Number of Class of Securities)

Elizabeth M. Markowski

Senior Vice President, General Counsel and Secretary

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(303) 220-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert W. Murray Jr.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4498

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$935,000,000.00	$108,553.50

*

Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 4 1/2% Convertible Senior Notes Due 2016 (the “Notes”), this valuation is based on the book value of the securities to be received by Liberty Global, Inc. (“LGI”) and assumes the exchange of all $935,000,000 aggregate principal amount of the Notes currently outstanding. For each $1,000 principal amount of Notes, LGI is offering the following: 28.2602 shares of Series A common stock; 9.4201 shares of Series C common stock; and cash in the amount of $200, plus an amount equal to accrued but unpaid interest on such principal amount of Notes to but excluding the settlement date, payable in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$108,553.50	Filing Party:	Liberty Global, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on May 17, 2011 by Liberty Global, Inc., a Delaware corporation (“LGI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by LGI to exchange (the “Offer”) any and all of its 4 1/2% Convertible Senior Notes due 2016 (the “Notes”) for cash and shares of its Series A common stock, par value $0.01 per share (“Series A common stock”), and Series C common stock, par value $0.01 per share (“Series C common stock”). This Amendment No. 1 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

The Offer expired at 5:00 p.m., New York City time, on June 15, 2011 (the “Expiration Date”). On June 16, 2011, LGI filed a Current Report on Form 8-K announcing that, according to the exchange agent for the Offer, $933.1 million principal amount or approximately 99.8% of the outstanding Notes were validly tendered for exchange and not withdrawn prior to the Expiration Date. Also on June 16, 2011, LGI notified the exchange agent that it accepted all Notes validly tendered and not withdrawn pursuant to the Offer.

The settlement and exchange of cash and shares of Series A common stock and Series C common stock for tendered Notes occurred on Monday, June 20, 2011. Notes accepted for exchange were delivered to the trustee under the Indenture relating to the Notes and were retired and cancelled.

In the aggregate, the Offer resulted in the issuance of approximately 26.37 million shares of Series A common stock, approximately 8.79 million shares of Series C common stock, and the payment of approximately $190.70 million to holders of validly tendered and accepted Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2011	LIBERTY GLOBAL, INC.

	By:	/s/ Elizabeth M. Markowski
Name: Elizabeth M. Markowski
Title: Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange, dated May 17, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)*	Press Release, dated May 17, 2011, incorporated by reference to Exhibit 99.1 to Liberty Global, Inc.’s (“LGI”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011.

(b)	Not applicable.

(d)(1)*	Indenture by and between LGI and the Law Debenture Trust Company of New York, as trustee, dated as of November 18, 2009, including the form of Note, filed as Exhibit 4.1 to the Current Report on Form 8-K/A filed with the SEC on November 19, 2009.

(d)(2)*	Form of Note (included in Exhibit d(1))

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.